Solgaard Design Inc.



ANNUAL REPORT

1151 Broadway Suite 3S

New York, NY 10001

0

www.solgaard.co

This Annual Report is dated April 24, 2021.

BUSINESS

Solgaard Design Inc designs, sources, and sells premium luggage, backpacks, accessories, and home personal tech crafted from recycled/ocean bound plastic. Personal tech items include solar powered battery pack, solar powered boombox, and multidevice wireless charging base for the home.

With 5 patents, Solgaard Design Inc serves a global customer base through the company's branded website wwwl.solgaard.co and partners with companies to sell Solgaard branded products for employee and customer incentives and gifts.
Additionally Solgaard Design Inc is in partnership with a number of US Retailers and has agreements with distributors across the Middle East and Asia.

Founded by Canadian/Norwegian entrepreneur Adrian Solgaard on December 2, 2016, Solgaard Design Inc pulls 5lbs of plastic out of the ocean for every product sold with the goal of helping to cut ocean plastic in half by 2025.
Originally incorporated in Washington State, the company converted into a Delaware C-Corp in 2019.

Previous Offerings

Between 2020 and 2019, we sold 190,781 in exchange for $2 per share under Regulation Crowdfunding.

Type of security sold: Convertible Note
Final amount sold: $200,000.00
Use of proceeds: Working capital investment for inventory purchases and general SG&A expense.
Date: October 31, 2019
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: General operating expenses
Date: September 11, 2020
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Year Ended December 31, 2020 compared to year ended December 31st 2019.
Revenue
The company's revenue were up 15.3% from $2,981,927 in 2019 to $3,437,890 in 2020. While the global Covid-19 pandemic significantly disrupted operations in the second quarter of 2020, the company was able to achieve a doubling of revenue from the direct to consumer channel over the year.
Cost of Goods
Cost of goods sold decreased 16% to $1,152,035 in 2020 from $1,374,046 in 2019 relative to a revenue increase during the same period. Gross Margin grew from 54% in 2019 to 66% in 2020 as the company worked to target an optimal mix of wholesale/b2b and direct to consumer business.
Expenses
Operating expenses increased 42% in 2020 over 2019 primarily due to staffing increases begun in 2019 across critical sales, customer services, and operations functions, rent expense for lease signed January 2020, and an increase in interest expense due to additional funding provided by existing partners as aid through the Covid-19 pandemic.
The second and third quarter impact of the Covid-19 pandemic resulted in a net loss of $682,417 in 2020 compared to a loss of $475,002 in 2019.
Historical Results and Cash Flows

The company has an accumulated gain of $314,618 and cash in the amount of $279,127 as of December 31st, 2020.

Operating Activities

In 2020, net cash used by operating activities was $659,560 compared to $892,310 in 2019. The decrease in cash used by operating activities was driven in large part by a reduction in accounts receivable from $324,539 in 2019 to $10,805 in 2020 as the company worked to collect aged receivables.

Financing Activities

Cash provided by financing activities was $646,239 in 2020 compared to $1,247,136 in 2019. In order to make investments in inventory and product development and cover operating expenses during the Covde-19 pandemic, the company issued a $50,000 SAFE, and secured $1.3MM in loans. $286,407 of the amount raised was collected from issuance of Regulation CF shares via the StartEngine platform.

Management does not anticipate the 2020 losses to continue unto the future. As expected, the business began to recover from the effects of Covid-19 in Q3 of 2020 and profitability was achieved in both Q4 2020 and Q1 2021 with 103% and 39% respective revenue growth for the two quarters. New product launches in the first quarter of 2021 have shown strong responses and planned expansion of our hero product (the Carry-On Closet) in the summer of 2021 should yield strong results. With the rollout of the Covid-19 vaccine and increasing number of cities and countries reducing quarantine restrictions, the company is seeing an increased appetite for travel and travel related items.

As stated in our initial Form C filing – looking forward to 2021 and beyond, the company does not believe prior annual results to be representative of what investors should expect.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $279,127.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: J. Shupe
Amount Owed: $150,000.00
Interest Rate: 10.0%
Maturity Date: August 07, 2020

Creditor: CircleUp Credit Advisors LLC
Amount Owed: $17,242.62
Interest Rate: 12.5%
Maturity Date: January 04, 2021

Creditor: Ember Holdings
Amount Owed: $862,425.00
Interest Rate: 8.5%

Creditor: 13 Ventures Consumer Fund
Amount Owed: $350,000.00
Interest Rate: 85%

Creditor: Shopify Capital
Amount Owed: $88,902.64
Interest Rate: 7.0%
Maturity Date: February 01, 2020

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Adrian Nicholas Solgaard Janzen

Adrian Nicholas Solgaard Janzen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Chief Executive Officer, Director

Dates of Service: December 02, 2016 - Present

Responsibilities: Setting the strategic direction of the company and leading product conception and design. Adrian holds 84.81% of equity in the company and has a yearly compensation of $100,000.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Adrian Nicholas Solgaard Janzen
Amount and nature of Beneficial ownership: 10,000,000
Percent of class: 83.33

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

Our authorized capital stock consists of 14,000,000 shares of common stock, par value $2 per share. As of December 31, 2020, 2,029,219 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2021.

Solgaard Design Inc.

By   /s/ *Sarah Jordan*

     Name: Sarah Jordan

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Solgaard Design Inc.

Profit and Loss

January - December 2020

	TOTAL			
	JAN - DEC 2020	JAN - DEC 2019 (PY)	CHANGE	% CHANGE
Income	$3,437,890.18	$2,981,927.37	$455,962.81	15.29 %
Cost of Goods Sold	$1,152,035.04	$1,374,046.16	$ -222,011.12	-16.16 %
GROSS PROFIT	$2,285,855.14	$1,607,881.21	$677,973.93	42.17 %
Expenses				
Bad Debt Expenses	82,081.96	8,737.77	73,344.19	839.39 %
Compensation Expense	688,654.48	477,075.05	211,579.43	44.35 %
Information Technology Expenses	92,927.70	42,640.88	50,286.82	117.93 %
Interest Expense	272,861.20	29,843.46	243,017.74	814.31 %
Marketing and Advertising Expenses	929,579.47	458,346.84	471,232.63	102.81 %
NY State Taxes	650.00	1,801.61	-1,151.61	-63.92 %
Professional Fees	46,070.39	178,955.13	-132,884.74	-74.26 %
Rent Expense	148,594.29	52,704.96	95,889.33	181.94 %
Selling, General and Administrative	672,847.15	772,653.44	-99,806.29	-12.92 %
Taxes	6,697.72		6,697.72	
Travel	24,355.28	59,020.62	-34,665.34	-58.73 %
Total Expenses	$2,965,319.64	$2,081,779.76	$883,539.88	42.44 %
NET OPERATING INCOME	$ -679,464.50	$ -473,898.55	$ -205,565.95	-43.38 %
Other Income	$64.10	$151.98	$ -87.88	-57.82 %
Other Expenses				
Unrealized Gain or Loss	0.00	0.00	0.00	
Depreciation and Amortization Expense				
Amortization Expense	1,296.84	1,255.51	41.33	3.29 %
Depreciation Expense	1,720.46		1,720.46	
Total Depreciation and Amortization Expense	3,017.30	1,255.51	1,761.79	140.32 %
Total Other Expenses	$3,017.30	$1,255.51	$1,761.79	140.32 %
NET OTHER INCOME	$ -2,953.20	$ -1,103.53	$ -1,849.67	-167.61 %
NET INCOME	$ -682,417.70	$ -475,002.08	$ -207,415.62	-43.67 %

CERTIFICATION

I, Sarah Jordan , Principal Executive Officer of Solgaard Design Inc., hereby certify that the financial statements of Solgaard Design Inc. included in this Report are true and complete in all material respects.

Sarah Jordan

Principal Executive Officer